Exhibit 12

Tekni-Plex, Inc.
Ratio of Earnings to Fixed Charges

	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal	Three Months
	Year	Year	Year	Year	Year	Ended September
	2002	2003	2004	2005	2006	29, 2005	30, 2006

Net income (loss)	(1,373)	5,186	(46,066)	(55,232)	(79,334)	(23,220)	(13,704)

Interest Income	593	293	373	321	642	147	76

Interest expense	70,934	71,266	84,451	89,899	104,831	26,952	24,159

Earnings before fixed charge	70,154	76,745	38,758	34,988	26,139	3,879	10,531

Fixed charge	71,527	71,559	84,824	90,220	105,473	27,099	24,235

Ratio	1.0	1.1	0.5	0.4	0.2	0.1	0.4

Amount fixed charge
exceeds earnings	1,373	(5,186)	46,066	55,232	79,334	23,220	13,704